Mail Stop 3561
							January 18, 2006


Mr. J. Gordon Smith
Chief Financial Officer
Asbury Automotive Group, Inc.
622 Third Avenue, 37th Floor
New York, New York 10017

		RE:	Asbury Automotive Group, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 15, 2005
			File No. 001-31262

Dear Mr. Gordon:

      We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Financial Statements, page 57

1. We note that you include the changes in your floor plan notes payable as an operating activity on the statement of cash flows. Borrowings and repayments on floor plan notes payable for vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender, similar to obtaining external financing through a line of credit or other borrowing facility. When the lender is affiliated with the manufacturer, those borrowings and repayments for new vehicle inventory should be included in operating activities analogous to inventory financed with accounts payable. See paragraph 23a of SFAS
no. 95.  Also, note that Rule 5-02(19)(a) of Regulation S-X
requires
separate and clear balance sheet display of amounts payable to trade
creditors and amounts payable for borrowings.    Please advise or
revise your financial statements to correct the classifications on the statements of cash flows and balance sheets.

	Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your response to our comment. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.
In
his absence, your questions may be directed to me at (202) 551-
3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief


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Mr. J. Gordon Smith
Asbury Automotive Group, Inc.
January 18, 2006
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